FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

Leading Brands, Inc.
Introduces
PureBlue™ SuperJuice

Vancouver, Canada, October 27, 2008, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium branded beverage company, is pleased to announce the launch of PureBlue™ SuperJuice.

PureBlue™ is a great tasting, 100% juice blend of wild blueberries, varietal grapes and black currants. Each 10 ounce (300mL) bottle of PureBlue™ contains 750 mgs of polyphenols; the highest concentration of those powerful antioxidants available in your supermarket or health food store.

PureBlue™ is an extension of the Company’s popular TrueBlue® franchise of premium wild blueberry juice blends. The Company will initially roll out PureBlue™ in the fast growing health channel where it will retail for less than most other similarly sized options.

Please watch www.PureBlueSuperJuice.com for updates on this wonderful new offering from Leading Brands.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium branded beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients –Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com